UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

38 Hans Crescent, London, England
SW1X 0LZ
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Liberty Global 401(k) Savings and Stock Ownership Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012 and reportable transactions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 21, 2013

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2012	2011

Investments, at fair value:
Money market funds	$1,348,105	$1,265,654
Mutual funds	18,001,327	14,573,369
Employer stock	10,941,633	7,977,105
Common collective trust	—	343,542
Total investments	30,291,065	24,159,670

Notes receivable from participants	148,336	202,606
Employer contributions receivable	224,611	176,483
Net assets available for Plan benefits at fair value	30,664,012	24,538,759
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	—	(8,473)
Net assets available for Plan benefits	$30,664,012	$24,530,286

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2012

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$1,382,521
Employer, net of forfeitures applied	1,181,045
Rollovers	225,199
Total contributions	2,788,765

Investment income:
Net appreciation in fair value of investments	5,384,547
Interest and dividends	647,548
Total investment income, net	6,032,095

Interest income on notes receivable from participants	7,547
Distributions to participants	(2,693,188)
Fees and expenses	(1,493)
Net increase in net assets available for Plan benefits	6,133,726

Net assets available for Plan benefits, beginning of year	24,530,286
Net assets available for Plan benefits, end of year	$30,664,012

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

Notes to Financial Statements

(1) Description of the Plan

The following description of the Liberty Global 401(k) Savings and Stock Ownership Plan (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions. Liberty Global, Inc. (LGI), as the plan sponsor, reserves the right to amend the Plan at any time.

For additional information regarding changes to LGI common stock subsequent to December 31, 2012, see note 8.

General

The Plan was established January 1, 1994 and is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has been amended and restated at various dates, most recently as of December 1, 2009.

Eligibility

Employees of LGI and designated 80% or more owned subsidiaries of LGI are eligible to participate in the Plan. Employees under a collective bargaining agreement, leased employees and Puerto Rico employees are not eligible to participate in the Plan.

Trustee and Recordkeeper

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions, Roth deferral contributions or a combination of pre-tax and Roth deferral contributions to the Plan of up to 75% of their eligible compensation, as defined in the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution percentages and type of contribution on the first day of every month. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (IRS). In 2012, participant elective pre-tax and Roth deferral contributions were limited to $17,000 and combined participant and employer contributions per participant were limited to $50,000. Catch-up contributions for individuals age 50 and over were limited to $5,500 in 2012.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election, except for the Fidelity Cash Reserves Money Market Fund accounts, which are used by Fidelity for managing contributions. All employer matching contributions are made in LGI Series C common stock. Participants who are fully vested in their employer contributions can transfer the investment in LGI Series A and LGI Series C common stock contributed by the employer to any investment in the Plan. Employer contributions for participants who are not fully vested remain in LGI Series C common stock.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account, and bear interest at 4.25% at December 31, 2012. Principal and interest are paid ratably through bi-weekly payroll deductions.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are used to offset future matching contributions and to pay Plan administrative expenses other than participant loan fees (if any). Forfeitures of $35,182 were used to offset employer contributions during 2012. Unallocated forfeitures available as of December 31, 2012 and 2011 were $68,255 and $67,247, respectively. As of December 31, 2012 and 2011, no forfeitures were used to offset the employer contributions receivable.

Investment Options

As of December 31, 2012, the Plan had various investment options, including 25 mutual funds, two employer stock funds and one money market fund. Plan participants may change investment options on any day that the applicable exchange is open for trading. Plan participants may not invest in the Fidelity Cash Reserves Money Market Fund.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 65, death, total disability, financial hardship (as defined in the Plan) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria is met.

 Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to disability or (iii) dies.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

Investments

Investments are reflected in the accompanying financial statements at fair value. For additional information, see note 4.

As required by accounting principles generally accepted in the United States (GAAP), only assets that are attributable to fully benefit-responsive investment contracts are eligible for contract value accounting treatment. Prior to February 15, 2012, the Plan invested in a common collective trust, the Fidelity Managed Income Portfolio, which met the definition of the fully benefit-responsive investment contract. The statements of net assets available for Plan benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value basis relating to the fully benefit-responsive investment contracts. On February 15, 2012, all investments in the common collective trust were transferred to the Fidelity Retirement Money Market Portfolio. The statements of changes in net assets available for Plan benefits are prepared on a contract value basis.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

 Income Taxes

The Plan has adopted and subsequently amended a Fidelity "volume submitter" plan. Fidelity obtained its latest opinion letter for the volume submitter plan on March 31, 2008, in which the IRS stated that the volume submitter plan is qualified and the related trust is tax-exempt. The Plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements. LGI has applied for, but not yet received, a separate IRS determination letter for the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Voting Rights of LGI Common Stock

Fidelity holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant’s account. For all other investments in the Plan, Fidelity has the right to vote any shares.

For additional information regarding changes to LGI common stock subsequent to December 31, 2012, see note 8.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans or distributions, which are paid by the respective participants, and then to offset employer matching contributions. Administrative expenses of the Plan are paid directly by LGI, and accordingly, are not included in the Plan financial statements. No Trustee or recordkeeping fees were paid to Fidelity through the forfeiture account during 2012. Loan and distribution fees paid by participants were $1,493 during 2012.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions

Under the terms of a trust agreement between LGI and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds, money market funds and one common collective trust fund managed by Fidelity. There are also two employer stock funds which are comprised of LGI common stock.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan, and are reflected in the net appreciation or depreciation of those funds. During 2012, fees of $1,493 were paid to Fidelity. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(3) Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011

LGI Series C common stock (a)	$9,412,423	$6,811,010
Thornburg International Value Fund Class R4 (b)	$2,168,117	$1,972,531
American Funds Growth Fund of America Class R4 (b)	$2,033,450	$1,749,601
The Oakmark Equity and Income Fund (b)	$1,883,496	$2,063,103
Fidelity Retirement Money Market Portfolio (b) (c)	$1,346,819	$1,264,363
_______________

(a)	Participant and non-participant directed investments. For additional information regarding changes to LGI common stock subsequent to December 31, 2012, see note 8.

(b)	Participant directed investments.

(c)	Represents less than 5% of the Plan’s net assets at December 31, 2012.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

(4) Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan’s investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2012, no such transfers were made.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer stock. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

Common collective trust (Fidelity Managed Income Portfolio). This investment is a fully benefit-responsive investment contract. The net asset value was quoted on a private market that was not active; however, the unit price was based on underlying investments which are traded on an active market. The Plan concluded that this investment should be classified as a Level 2 investment as this investment contains observable inputs but did not qualify as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

A summary of Plan investments measured at fair value is as follows:

		Fair value measurements at December 31, 2012 using:
Description	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Employer stock	$10,941,633	$10,941,633	$—
Mutual funds:
Foreign stock funds	2,755,453	2,755,453	—
Target retirement funds	2,726,242	2,726,242	—
High quality bond funds	2,175,628	2,175,628	—
Large-cap growth funds	2,033,449	2,033,449	—
Moderate allocation funds	1,883,496	1,883,496	—
Small-cap value funds	1,274,817	1,274,817	—
Small-cap growth funds	1,227,403	1,227,403	—
Large-cap value funds	1,113,954	1,113,954	—
Mid-cap blend funds	1,049,195	1,049,195	—
Large-cap blend funds	1,005,836	1,005,836	—
High yield bond funds	723,355	723,355	—
Retirement income funds	32,499	32,499	—
Money market funds	1,348,105	1,348,105	—
Total	$30,291,065	$30,291,065	$—

		Fair value measurements at December 31, 2011 using:
Description	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Employer stock	$7,977,105	$7,977,105	$—
Mutual funds:
Foreign stock funds	2,262,052	2,262,052	—
Moderate allocation funds	2,063,103	2,063,103	—
Target retirement funds	1,938,293	1,938,293	—
Large-cap growth funds	1,749,601	1,749,601	—
High quality bond funds	1,622,017	1,622,017	—
Small-cap value funds	1,020,103	1,020,103	—
Large-cap value funds	991,685	991,685	—
Small-cap growth funds	957,571	957,571	—
Mid-cap blend funds	758,855	758,855	—
Large-cap blend funds	736,955	736,955	—
High yield bond funds	450,809	450,809	—
Retirement income funds	22,325	22,325	—
Money market funds	1,265,654	1,265,654	—
Common collective trust (a)	343,542	—	343,542
Total	$24,159,670	$23,816,128	$343,542
_______________

(a)	On February 15, 2012, all investments in the common collective trust were transferred to the Fidelity Retirement Money Market Portfolio.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

(5) Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2012
	LGI common stock (a)	Other (b)	Total

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$68,386	$1,314,135	$1,382,521
Employer, net of forfeitures applied	1,181,045	—	1,181,045
Rollovers	1,905	223,294	225,199
Total contributions	1,251,336	1,537,429	2,788,765

Investment income:
Net appreciation in fair value of investments	3,834,924	1,549,623	5,384,547
Interest and dividends	—	647,548	647,548
Total investment income, net	3,834,924	2,197,171	6,032,095

Interest income on notes receivable from participants	457	7,090	7,547
Distributions to participants	(877,712)	(1,815,476)	(2,693,188)
Fees and expenses	(750)	(743)	(1,493)
Exchanges, participant loan withdrawals and repayments, net	(1,195,600)	1,195,600	—
Net increase in net assets available for Plan benefits	3,012,655	3,121,071	6,133,726

Net assets available for Plan benefits, beginning of year	8,037,238	16,493,048	24,530,286

Net assets available for Plan benefits, end of year	$11,049,893	$19,614,119	$30,664,012
_______________

(a)	Participant and non-participant directed investments.

(b)	Participant directed investments (except for the Fidelity Cash Reserves Money Market Fund, which is not open for investment).

(6) Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds, (ii) common stock of LGI and (iii) one common collective trust. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates. Shares of LGI common stock are also exposed to risks specific to LGI. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the common stock of LGI represented 36% and 33% of the net assets available for Plan benefits as of December 31, 2012 and 2011, respectively. Accordingly, changes in the LGI common stock price can have a significant impact on the Plan’s net assets available for Plan benefits.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements — (Continued)

(7) Reconciliations of Financial Statements to Form 5500

The following are reconciliations of (i) net assets available for Plan benefits, (ii) investments and (iii) total investment income, net, per the accompanying financial statements to Form 5500:

	December 31,
	2012	2011

Net assets available for Plan benefits per the accompanying financial statements	$30,664,012	$24,530,286
Adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit-responsive investment contracts	—	8,473
Net assets available for Plan benefits per Form 5500 (unaudited)	$30,664,012	$24,538,759

	December 31,
	2012	2011

Total investments per the accompanying financial statements	$30,291,065	$24,159,670
Adjustment to show notes receivable from participants as an investment	148,336	202,606
Total investments per Form 5500 (unaudited)	$30,439,401	$24,362,276

	Year ended December 31, 2012

Total investment income, net per the accompanying financial statements	$6,032,095
Adjustment to show interest income on notes receivable from participants as investment income	7,547
Net adjustment from contract value to fair value for interest in the common collective trust relating to fully benefit-responsive investment contracts	(8,473)
Total investment income, net per Form 5500 (unaudited)	$6,031,169

(8) Subsequent Event

On June 7, 2013, Liberty Global plc, a public limited company organized under English law (Liberty Global), LGI and Virgin Media Inc., a Delaware corporation (Virgin Media), completed a series of mergers (the Mergers) pursuant to which Liberty Global became the publicly-held parent company of the successors by merger of LGI and Virgin Media. In connection with the Mergers, each share of Series A common stock, par value $0.01 per share, of LGI was converted into the right to receive one Class A ordinary share of Liberty Global and each share of Series C common stock, par value $0.01 per share, of LGI was converted into the right to receive one Class C ordinary share of Liberty Global. On June 10, 2013, the Liberty Global Class A and Class C ordinary shares began trading on the NASDAQ Global Select Market under the symbols LBTYA and LBTYK, respectively, which were the same trading symbols as the Series A common stock and the Series C common stock, respectively, of LGI.  As a result of the Mergers, the shares of LGI held by the Plan were exchanged for ordinary shares of the corresponding class of Liberty Global ordinary shares.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
December 31, 2012
Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value

*	Liberty Global, Inc. Series C common stock (a)	Common stock	160,099	$9,412,423
	Thornburg International Value Fund Class R4	Mutual fund	79,331	2,168,117
	American Funds Growth Fund of America Class R4	Mutual fund	59,580	2,033,450
	The Oakmark Equity and Income Fund	Mutual fund	66,088	1,883,496
*	Liberty Global, Inc. Series A common stock	Common stock	24,289	1,529,210
	PIMCO Total Return Fund - Administrative Class	Mutual fund	126,480	1,421,634
*	Fidelity Retirement Money Market Portfolio	Money market fund	1,346,819	1,346,819
	Allianz NFJ Small Cap Value Fund - Administrative Class	Mutual fund	44,920	1,274,817
	Baron Growth Fund	Mutual fund	22,874	1,227,403
	Dodge & Cox Stock Fund	Mutual fund	9,138	1,113,954
*	Spartan Extended Market Index Fund	Mutual fund	26,289	1,049,195
*	Spartan 500 Index Fund	Mutual fund	19,921	1,005,836
*	Fidelity Inflation Protected Bond Fund	Mutual fund	56,437	753,993
	PIMCO High Yield Fund Administrative Class	Mutual fund	75,037	723,355
*	Fidelity Freedom 2030 Fund	Mutual fund	46,274	634,873
*	Fidelity Freedom 2020 Fund	Mutual fund	37,605	503,529
*	Spartan International Index Fund	Mutual fund	12,721	436,068
*	Fidelity Freedom 2040 Fund	Mutual fund	28,907	402,090
*	Fidelity Freedom 2025 Fund	Mutual fund	25,525	346,627
*	Fidelity Freedom 2035 Fund	Mutual fund	16,216	224,919
	E.I.I. Global Property Fund	Mutual fund	8,909	151,269
*	Fidelity Freedom 2000 Fund	Mutual fund	12,217	144,406
*	Fidelity Freedom 2050 Fund	Mutual fund	9,994	141,113
*	Fidelity Freedom 2015 Fund	Mutual fund	10,079	130,619
*	Fidelity Freedom 2005 Fund	Mutual fund	7,112	89,825
*	Fidelity Freedom 2010 Fund	Mutual fund	4,913	63,273
*	Fidelity Freedom 2045 Fund	Mutual fund	3,191	44,967
*	Fidelity Freedom Income Fund	Mutual fund	2,782	32,499
*	Fidelity Cash Reserves Money Market Fund	Money market fund	1,286	1,286
•	Total investments			30,291,065

*	Notes receivable from participants	Interest rate of 4.25%, various maturity dates		148,336

	Total assets held at the end of the year			$30,439,401
 _______________

*	Party-in-interest as defined by ERISA.

(a)	Historical aggregate cost of Liberty Global, Inc. Series C common stock is $4,515,800.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
For the year ended December 31, 2012
Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain

Category (i) - individual transactions in excess of 5% of Plan assets: None

Category (iii) - series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. (a)	Series C common stock	39	$1,236,097	$—	$1,236,097	$1,236,097	$—
Liberty Global, Inc. (a)	Series C common stock	46	$—	$1,881,189	$1,107,222	$1,881,189	$773,967
_______________

(a)	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS
AND STOCK OWNERSHIP PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist Vice President, Legal for Liberty Global, Inc. as Plan Sponsor

June 21, 2013

LIBERTY GLOBAL 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23.1 – Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP